Room 4561

July 6, 2006

Mr. Peter B. Jacobson
Chief Executive Officer
Tribeworks, Inc.
111 Via Quito
Newport Beach, CA 92663

>   **Re: Tribeworks, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed April 17, 2006**
>   **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
>   **Filed on May 22, 2006**
>   **Form 8-K Filed on January 26, 2006**
>   **File No. 000-28675**

Dear Mr. Jacobson:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm for 2005, page 18

1.   We note that your audit report was signed by an audit firm based in Burnaby, BC, Canada. Please tell us how you concluded that it is appropriate to have an audit

report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments.

Certifications Pursuant to Rules 13A-14 and 15D-14 of the Securities Exchange Act of 1934, as Amended, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibits 31.1 and 31.2

2.   We note that you refer to internal control over financial reporting in paragraph 4 of your Section 302 Certifications and you also included paragraph 4(b), despite the fact that you are not yet required to comply with Section 404 of the Sarbanes Oxley Act. Tell us what consideration you have given to the guidance in SEC Release 34-47986 when choosing to reference the Company's internal control over financial reporting in your Section 302 Certifications. This comment also applies to exhibits 31.1 and 31.2 to your March 31, 2006 Form 10-Q.

Form 8-K Filed January 26, 2006

3.   We note that the audit of the financial statements of Takecareofit Holdings Limited was not performed in accordance with auditing standards generally accepted in the United States. We further note that the audited financial statements were not prepared in accordance with US GAAP, nor was a quantification of and discussion of the material differences between US GAAP, Regulation S-X and 'historical cost convention' been provided. Accordingly, the financial statements presented do not appear to comply with Item 310 of Regulation SB. We specifically refer you to Note 2 to Item 310 of Regulation SB and Items 8A, 17 and 18 of Form 20-F. Please advise.

4.   We further note that your auditors have opined as to the "true and fair view of the company's state of affairs". We refer you to the Section III.D of The International Reporting and Disclosure Issues in the Division of Corporation Finance dated November 1, 2004, which is available on our website at

www.sec.gov, which states that the Staff now expects the independent auditors'
opinion to follow the wording requirements of PCAOB Standards No. 1.

5. We note that your independent auditors did not audit the separate financial
statements of the US and New Zealand subsidiaries. Tell us what percentage of
the Company's total assets these financial statements represent. Were these
financial statements audited by another firm? If not, then please explain how your
auditors could opine on the Company's consolidated financial statements without
having audited these financial statements. If another firm (or firms) audited these
financial statements, then tell us how your auditors considered AU 543 in (a)
determining that they were the principal auditors and (b) in determining whether
reference should be made to the audit performed by the other auditors.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Unaudited Consolidated Balance Sheet, page 3

6. We note that you have presented unaudited pro forma consolidated balances as of
December 31, 2005 on the face of the balance sheet. We further note that you
derived the pro forma balances by aggregating the audited historical balances of
the two companies, subject to certain adjustments and eliminations. Given that
the historical financial statements were prepared using different accounting
standards (i.e. Tribeworks financial statements were prepared in accordance with
US GAAP while Atlas Technology Group financial statements were prepared
using a historical cost convention), tell us why you believe it is appropriate to
aggregate the historical balances, and why you believe this information is useful
to investors. In addition, tell us what consideration you gave to disclosing the
information required by Item 310(b)(2)(iv) of Regulation SB and paragraph 58 of
SFAS 141.

Certifications Pursuant to Rules 13A-14 and 15D-14 of the Securities Exchange Act of
1934, as Amended, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of
2002

Exhibits 31.1 and 31.2

7. Please confirm that Messrs Jacobson and Marra signed the 302 certifications in
their individual capacity. In preparing future 302 certifications, please note that
the language of the certification may not be altered in any manner. In this regard,
you should not include the title of the office held by the signatory in the first line
of the certifications.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief